CCRE COMMERCIAL MORTGAGE SECURITIES, L.P.
110 East 59th Street
New York, New York 10022

August 15, 2011

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Re:	CCRE Commercial Mortgage Securities, L.P. Registration Statement on Form S-3 Registration No. 333-172863

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that such Registration Statement may become effective by 4:00 p.m. on the afternoon of August 17, 2011, or as soon thereafter as practicable.

The undersigned hereby acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CCRE COMMERCIAL MORTGAGE SECURITIES, L.P.

By:	CCRE Commercial Mortgage Securities Holdings, LLC, its general partner

/s/ Anthony Orso
Name:	Anthony Orso
Title:	Principal Executive Officer